

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 12, 2018

Dax A. Sanders
Chief Financial Officer
Kinder Morgan Canada Limited
Suite 2700, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 5J2

      Re: Kinder Morgan Canada Limited
               Form 10-12G
               Filed November 3, 2017
               File No. 0-55864

Dear Mr. Sanders:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director
                        Office of Natural Resources

cc: Troy Harder
       Bracewell LLP